Exhibit 99.1

Snow Lake Resources Ltd. samples up to 6.97 wt% Li2O from its Manitoba Project

MANITOBA, CAN, December 06, 2021 — Snow Lake Resources Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to report results of its August 2021 prospecting and mapping program on its Manitoba properties near the town of Snow Lake, Manitoba (Map 1.0). Dale Schultz, VP of Resource Developmen,t and Brian Youngs, VP of Exploration, presided over the program which had a primary objective of identifying additional lithium bearing targets for resource expansion during upcoming drilling campaigns.

An additional objective was to confirm the locations of the previously identified Sherritt Gordon Dyke and Grass Rivers Dyke and follow up on potential extensions to the Thompson Brothers Lithium Pegmatite (TBL). Table 1.0 (below) highlights wt% Li2O values returned from the SRC Laboratory on samples obtained in the field. Excellent values of between 1.20 to 1.60 wt% Li2O were obtained from a dyke (BY Pegmatite) located to the north and east of the main resource block of TBL (Photo 1.0 – Crown Pillar; Photo 2.0 – BY Pegmatite). This will represent a new target area outside the already known and established crystallization areas in the resource.

The other targets of interest are the Grass River and the Sherritt Gordon dykes located to the south and west of TBL across the Crowduck channel. One sample from the Grass River dyke returned a value of 1.27 wt% Li2O. Of further interest are two samples of spodumene crystals that were taken from the outcrops. These crystals returned values of 6.86 and 6.97 wt% Li2O respectfully. This suggests that the Grass River dyke should be able to produce concentrates at the 6.0% level or greater. The Sherritt Gordon dyke also returned some very strong numbers of between 2.73 and 3.42 wt% Li2O. Both the Grass River and Sheritt Gordon dykes contain significantly coarser grained spodumene than TBL with crystals measuring upwards of 40 cm long and 5 to 8 cm wide (Photo 3.0 and 4.0 below).

All samples were sent to SRC Geoanalytical Laboratories, Saskatoon, Saskatchewan, Canada. SRC employs standard industry procedures. Each sample was crushed to better than 70% - 2 mm and a 1 kg split was pulverized to better than 85% passing 75 μm. All samples were analysed using SRC procedure code ICP1 using a four-acid digestion producing both total and partial digestions ICP analysis. Lithium results were reported in ppm elemental lithium and converted to Li2O using a 2.153 conversion factor.

Dale Schultz, VP of Resource Development, commented “Lithium was first identified on the Snow Lake Lithium claims back in 1930s and 1940s, with subsequent drilling programs over the decades confirming the rich nature of the lithium bearing pegmatites on our property. The challenge now is to continue to organically expand our identified resource using all the tools at our disposal. Our summer prospecting program was extremely successful and the upcoming previously announced drone survey will deploy the latest state of the art technology to give us real time, in depth and layered data to further improve our understanding of the geology. Our prospecting program is providing us with the geological intelligence to perform what promises to be a very exciting winter drilling program that we believe will deliver substantial enhancements to our resource comprehension”.

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Philip Gross CEO Snow Lake Lithium further commented “The results of this prospecting expedition are incredibly encouraging and affirming of our belief that Snow Lake Lithium sits on one of the most promising resources in North America for lithium supply. Our recent laboratory analysis results would also suggest that our rock is amenable to producing a quality raw material for the battery industry. As the North American market pivots to full electrification of its automobile fleet, there is currently a systemic deficit of lithium supply for this critical demand. Snow Lake is perfectly positioned with geographic proximity, a viable resource and access to infrastructure to play a key role in what promises to be the most significant development in the industrialized world this century”.

Table 1.0 – Table of wt% Li2O for Snow Lake Lithium’s August 2021 Prospecting and Mapping program.

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

453000
454000
455000
N
Detailed Drone MAG
BY Dyke
1.20
1.92
1.62 open
Crowduck Bay
6079000
TBL Dyke
Crown Pillar
open
Detailed Drone MAG
6078000
SG Dyke
3.42
2.77
2.73
1.27
6.97
6.86
GR Dyke
Ice Bridge
Access Trail
Crowduck Channel
6077000
Power Line
0
380
760
Meters
August 2021
Prospecting & Mapping
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by:
Approved by:
Date:
SNOW LAKE
LITHIUM

Map 1.0 – Location of Samples from Table 1.0 in wt% Li2O

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Photo 1.0 – CEO Phillip Gross standing on the Crown Pillar of the TBL Resource.

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Photo 2.0 – Spodumene at the BY Pegmatite

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Photo 3.0 – Forty cetimenter long spodumene crystal from the SG Pegmatite

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Photo 4.0 – Spodumene crystal from the GR Pegmatite

Qualified Person - Technical information in this news release has been reviewed and approved by Dale Schultz, P.Geo. (Manitoba), Snow Lake’s Qualified Person as identified by Regulation S-K 1300 of 2018 under the Securities Act of 1933.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium battery mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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